Skadden, Arps, Slate, Meagher & Flom llp
DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com June 5, 2015
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VIA EDGAR
Laura E. Hatch
Staff Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

RE:	The Gabelli Go Anywhere Trust
(File Nos. 333-202459 & 811-23035)

Dear Ms. Hatch:

Thank you for your oral comments on April 29, 2015 regarding Pre-Effective Amendment No. 1 to the registration statement on Form N-2 (the “Registration Statement”) filed by The Gabelli Go Anywhere Trust (the “Fund”) on April 17, 2015 (the “Amendment”) with the U.S. Securities and Exchange Commission (the “Commission”). We have considered your comments to the Amendment and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 3 to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the filing of the Amendment.

Your comments are set forth in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement.

Laura E. Hatch
June 5, 2015

Comments and Responses

1.	Please include an investment restriction in the SAI stating that the Fund will not invest more than 35% of its net assets in privately offered REITs and/or privately offered MLPs.

The Fund has made the requested change. The Fund notes that it will not invest in privately offered pooled investment vehicles that are not registered as investment companies under the 1940 Act in reliance on section 3(c)(1) or section 3(c)(7) of the 1940 Act (e.g., “hedge funds” or “private equity funds”). Disclosure to this effect is included in the prospectus.

* * * * * * *
The Fund anticipates requesting the acceleration of the effectiveness of the Registration Statement so that the Registration Statement may become effective by June 10, 2015.

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836, Rick Prins at (212) 735-2790 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon